UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
A-Plan Coaching LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
September 14, 2017

Physical address of issuer
40 Grace Court, #1, Brooklyn, NY 11201

Website of issuer
www.a-plancoaching.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$700,000

Deadline to reach the target offering amount
May 15, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$100,115	$25,035
Cash & Cash Equivalents	$71,185	$2,995
Accounts Receivable	$28,930	$22,040
Short-term Debt	$6,909	$45,750
Long-term Debt	N/A	N/A
Revenues/Sales	$228,720	$98,471
Cost of Goods Sold	$274,899	$111,850
Taxes Paid	N/A	N/A
Net Income	($46,179)	($13,379)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
March 13, 2020

A-Plan Coaching LLC



Up to $700,000 of Crowd Notes

A-Plan Coaching LLC (The "Company," "we," "us", or "our"), is offering up to $700,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by May 15, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by May 15, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by May 8, 2020 will be permitted to increase their subscription amount at any time on or before May 15, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after May 8, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $700,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to May 15, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's

management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at www.a-plancoaching.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: seedinvest.com/a.plan.coaching

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

A-Plan Coaching LLC is a Delaware Limited Liability Company, formed on September 14, 2017.

The Company is located at 40 Grace Court, #1, Brooklyn, NY 11201.

The Company's website is www.a-plancoaching.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under Seedinvest.com/a.plan.coaching and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$700,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	May 8, 2020
Use of proceeds	See the description of the use of proceeds on page 7 hereof.
Voting Rights	See the description of the voting rights on pages 10, 12 and 15.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The business coaching market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2020. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on their business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive business coaching space. Additionally, the product may be in a market where customers will not have brand loyalty.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by businesses and individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

The Company's cash position is relatively weak. The Company currently has only $24,454.57 in cash balances as of February 28, 2020. This equates to about one month of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $78,711, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of membership units, its ability to commence profitable sales of its flagship services, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has conducted related party transactions. During the years ended December 31, 2019 and 2018, a member of the Company advanced funds for operations. These advances are non-interest bearing and have no maturity date. At December 31, 2019 and 2018, the amount of related party advances outstanding is $0 and $29,137, respectively.

The Company has not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company’s capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company is overdue on its 2017 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalty and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even though the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company’s results of operations or financial condition.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management’s actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization’s risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company’s most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company’s common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $10,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $10,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $10,000,000 valuation cap, so you should not view the $10,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes, and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 80.83% of the Company's voting securities. Subject to any fiduciary duties owed to other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

A-Plan is an optimized and scalable version of traditional one-on-one coaching, amplified by a proven coaching methodology, an app that facilitates frequent engagement, and the tracking of key metrics to ensure a positive ROI.

Business Plan

A-Plan is taking traditional one-on-one coaching, a resource already used at the highest levels of 40% of Fortune 500 companies, leading businesses, and start-ups, and making it available to more levels of more companies in more industries and markets.

To date, coaching has not been a scalable industry. Coaching is too expensive for broad application in most companies because there have been very few economies of scale, until now. The user experience is also fairly outdated and there has been very limited application of technology. Historically, there has been a significant variability in the service offering and levels of quality. However, due to the rising levels of chronic stress in the workplace (83% of US workers suffer from work related stress), which has an enormous cost for businesses worldwide, there is an opportunity to create a unified, scalable, high quality, and cost-effective solution: A-Plan Coaching.

A-Plan is solving these problems in the industry and realizing this opportunity by creating a scalable coaching platform. By making coaching more efficient, which enables us to lower the cost, we can expand the market. A-Plan has created a standardized and holistic method so that individuals and teams across organizations can share consistent tools, language and approaches. From a tech standpoint, we have created a simple yet powerful app with video conferencing, text chat, time stamped session notes, notifications, client management tools and more. In order to ensure the impact, A-Plan has designed ways to track and measure the effectiveness of the coaching because we know that the tracking of ROI is critical for our customers.

So far, with limited marketing, we've secured and retained 6 corporate clients along with dozens of individuals from smaller companies – representing over $60k in monthly recurring revenue.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,750, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.36% of the proceeds, or $36,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.93% of the proceeds, or $62,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Technology and Design	48%	48%	54%
Sales & Marketing	28%	28%	28%
Training and QA/QC	16%	16%	11%
Operations	8%	8%	7%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Michael Counts	Founder and Managing Member	Founder and Managing Member of A-Plan Coaching (Responsibilities include: ● Co-development of the service offering ● Management of the tech development process - specifically that app, website, coach dashboard, and all related tech and design ● Overseeing the identity and design ● Content marketing and content creation ● Business development and sales

		• Recruiting and training • Strategic planning
Sara Ellis Conant	CEO and Managing Member	CEO and Managing Member of A-Plan Coaching (Responsibilities include: • Co-development of the service offering • QA/QC • Training of all coaches • Sales • Coaching for the higher levels of the organizations we serve • Strategic planning • Overseeing management

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
LLC Membership Interests	100	Yes	N/A	N/A	100%	N/A

The Company has the following debt outstanding:
None.

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Michael Counts and Sara Ellis Conant.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Michael Counts	LLC Membership Interest	39.9%
Sara Ellis Conant	LLC Membership Interest	40.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
A-Plan Coaching, LLC ("the Company") is a limited liability company organized September 18, 2017 under the laws of the State of Delaware, and is headquartered in Brooklyn, New York. The Company is an optimized and scalable version of coaching, amplified by a unique and highly effective coaching method, a smartphone application, content curation, and tracking key metrics. With weekly video sessions, the Company's purpose is to help clients create life-altering, lasting results in all areas of interest, personally and professionally.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $24,454.57 in cash on hand as of February 28, 2020 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $10,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $10,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $350,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
During the years ended December 31, 2019 and 2018, a member of the Company advanced funds for operations. These advances are non-interest bearing and have no maturity date. At December 31, 2019 and 2018, the amount of related party advances outstanding is $0 and $29,137, respectively.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Michael Counts
(Signature)

Michael Counts
(Name)

Founder and Managing Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Michael Counts
(Signature)

Michael Counts
(Name)

Founder and Managing Member
(Title)

03/13/2020
(Date)

/s/Sara Ellis Conant
(Signature)

Sara Ellis Conant
(Name)

Founder, CEO, and Managing Member
(Title)

03/13/2020
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials


a)
a-plan
COACHING

A-PLAN COACHING, LLC
A Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019 and 2018

A-PLAN COACHING, LLC

Years Ended December 31, 2019 and 2018

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of A-Plan Coaching, LLC
Brooklyn, New York

We have reviewed the accompanying financial statements of A-Plan Coaching, LLC ("the Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations and changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring losses from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

February 21, 2020

A-PLAN COACHING, LLC

BALANCE SHEETS

December 31, 2019 and 2018

(unaudited)

	2019	2018
Assets		
Current assets		
Cash and cash equivalents	$ 71,185	$ 2,995
Accounts receivable, net	28,930	22,040
Total current assets	100,115	25,035
Total assets	$ 100,115	$ 25,035
Liabilities and members' equity		
Current liabilities		
Accounts payable	$ 4,209	$ 16,613
Deferred revenue	2,700	-
Advances - related party	-	29,137
Total current liabilities	6,909	45,750
SAFE agreements	160,000	-
Total liabilities	166,909	45,750
Commitments and contingencies	-	-
Total members' equity	(66,794)	(20,715)
Total liabilities and members' equity	$ 100,115	$ 25,035

See accountants' review report and accompanying notes to the financial statements.

A-PLAN COACHING, LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

For the Years Ended December 31, 2019 and 2018

(unaudited)

	2019	2018
Revenue, net	$ 228,720	$ 98,471
Operating expenses		
Coaching fees	118,814	59,729
Contractors	115,620	6,000
General and administrative	17,936	17,292
Professional fees	15,478	25,507
Travel	7,051	3,322
Total operating expenses	274,899	111,850
Net loss	$ (46,179)	$ (13,379)
Changes in members' equity		
Beginning members' equity	$ (20,715)	$ (7,978)
Capital contributions-services	100	642
Distributions to members	-	-
Net loss	(46,179)	(13,379)
Ending members' equity	$ (66,794)	$ (20,715)

See accountants' review report and accompanying notes to the financial statements.

A-PLAN COACHING, LLC

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019 and 2018

(unaudited)

	2019	2018
Cash flows from operating activities		
Net loss	$ (46,179)	$ (13,379)
Adjustments to reconcile net loss to net cash used by operating activities:		
Membership units issued for services	100	642
Changes in operating assets and liabilities:		
Accounts receivable	(6,890)	(22,040)
Accounts payable	(12,404)	16,613
Deferred revenue	2,700	-
Net cash used by operating activities	(62,673)	(18,164)
Cash flows from financing activities		
Proceeds from SAFE agreements	160,000	-
Repayment of rleated party advances	(29,137)	-
Proceeds from related party advances	-	21,159
Net cash provided by financing activities	130,863	21,159
Net increase in cash and cash equivalents	68,190	2,995
Cash and cash equivalents, beginning	2,995	-
Cash and cash equivalents, ending	$ 71,185	$ 2,995
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

A-PLAN COACHING, LLC
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the years ended December 31, 2019 and 2018

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

A-Plan Coaching, LLC ("the Company") is a limited liability company organized September 18, 2017 under the laws of the State of Delaware, and is headquartered in Brooklyn, New York. The Company is an optimized and scalable version of coaching, amplified by a unique and highly effective coaching method, a smartphone application, content curation, and tracking key metrics. With weekly video sessions, the Company's purpose is to help clients create life-altering, lasting results in all areas of interest, personally and professionally.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from coaching contracts as prescribed under ASC 606 five-step model:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligation in the contract; and
- Recognition of revenue when or as the Company satisfies the performance obligation.

The Company recognizes revenue from monthly, quarterly, and semi-annual coaching services provided to customers via the Company's website and mobile application. Revenue for these services is recognized in the month the coaching services are provided, over the term of the contract.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> *Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
>
> *Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
>
> *Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2019 and 2018, the Company determined no allowance for uncollectible accounts was necessary.

At December 31, 2019 and 2018 67% and 82% of accounts receivables were due from two and one customer, respectively.

Deferred Revenue

Deferred revenue consists of cash received from customers for the purchase of monthly, quarterly, and semi-annual coaching services provided on the Company's website and mobile application. Revenue from these services is recognized when the services are provided.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $586 and $11,247 in advertising costs, respectively, recorded under the heading *'General and administrative'* in the statements of operations and changes in members' equity.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

The Company accounts for non-employee stock-based compensation in accordance with ASC Section 505 *Equity Based Payments to Non-Employees.* Under the fair value recognition provisions of ASC 505, stock-based compensation cost is measured at the earlier of purchase commitment or performance completion, based on the fair value of the award, and is recognized as expense as the purchase commitment is settled.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the New York and California jurisdictions, as applicable. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return, and as such, tax returns from inception remain open to potential examination.

Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through February 21, 2020 the date these financial statements were available to be issued.

On February 5, 2020, the Company issued membership units equal to 20% of the total membership equity of the Company for the purchase of certain intangible assets, including intellectual property and customer lists from an entity related through common ownership.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $78,711, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of membership units, its ability to commence profitable sales of its flagship services, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2019 and 2018, a member of the Company advanced funds for operations. These advances are non-interest bearing and have no maturity date. At December 31, 2019 and 2018, the amount of related party advances outstanding is $0 and $29,137, respectively.

NOTE 4 – SAFE AGREEMENTS

The Company issued a total of four SAFE agreement (Simple Agreement for Future Equity) for cash proceeds of $160,000 between October 24, 2019 and November 15, 2019. The SAFE agreements carry no interest and have no maturity date. The SAFE agreements are convertible into preferred or common units of the Company based on the occurrence of certain transactions, as detailed in the provisions of the agreements. However, the Company has agreements with SAFE holders to convert the SAFE agreements into convertible notes upon the next round of crowd-note financing.

As of December 31, 2019, the Company has not yet authorized for issuance, a class of preferred units.

NOTE 5 – MEMBERS' EQUITY

The Company has two classes of membership units: voting and non-voting rights. Both classes of membership units have similar rights and privileges for allocation of the Company's net profit (loss), no liability for returns of capital of other members, rights in predecessor member's interest or capital, and distributions when approved by voting members.

During the years ended December 31, 2019 and 2018, the Company issued 1 and 6.42, non-voting rights membership units for coaching and advisory services provided to the Company, respectively.

EXHIBIT C

PDF of SI Website


a) plan COACHING
Transforming organizations by EMPOWERING INDIVIDUALS.
INVESTOR PRESENTATION | February 2020
a-plancoaching.com


a)
This presentation contains offering materials prepared solely by A-Plan Coaching, LLC.
and not subject to FINRA Rule 2210. In addition, this presentation may contain
relating to, among other things, the company, its business plan and strategy, and its industry.
current views with respect to future events based information currently available and
that could cause the company's actual results to differ materially. Investors are
forward-looking statements as they are meant for illustrative purposes and they do not
levels of activity, performance, or achievements, all of which cannot be made. Moreover,
assumes responsibility for the accuracy and completeness of forward-looking
such statements to conform them to actual results.
a-plancoaching.com

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Invest in A-Plan Coaching, LLC

An optimized and scalable version of traditional one-on-one coaching

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$1,000	$10,000,000	Crowd Note
Minimum	Valuation cap	Security Type

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Time Left 49d : 08h : 07m

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

A-Plan Coaching, LLC is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by A-Plan Coaching, LLC without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Corporate clients include Met Life, Nike's Valiant Lab, The City of San Francisco, and the Tides Network
- $197k in revenue as of March 10, 2020, compared to $228k in revenue for full year 2019 (unaudited)
- 29 high level coaches trained in A-Plan's proprietary method, which includes use of our app-based coaching platform
- MVP App developed and available on the App Store and Google Play Store; achieved 4.6 star rating with positive reviews speaking to the effectiveness of the A-Plan coaching method
- In a Company conducted survey, 94% of respondents in their initial pilot program identified important goals and increased fulfillment, and 100% would recommend A-Plan to a friend or colleague

Fundraise Highlights

- Total Round Size: US $700,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $10,000,000
- Target Minimum Raise Amount: US $350,000
- Offering Type: Side by Side Offering

A-Plan is an optimized and scalable version of traditional one-on-one coaching, amplified by a proven coaching methodology, an app that facilitates frequent engagement, and the tracking of key metrics to ensure a positive ROI.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Market Landsca e
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A-Plan is taking traditional one-on-one coaching, a resource already used at the highest levels of 40% of Fortune 500 companies, leading businesses, and start-ups, and making it available to more levels of more companies in more industries and markets.

To date, coaching has not been a scalable industry. Coaching is too expensive for broad application in most companies because there have been very few economies of scale, until now. The user experience is also fairly outdated and there has been very limited application of technology. Historically, there has been a significant variability in the service offering and levels of quality. However, due to the rising levels of chronic stress in the workplace (83% of US workers suffer from work related stress), which has an enormous cost for businesses worldwide, there is an opportunity to create a unified, scalable, high quality, and cost-effective solution: A-Plan Coaching.

A-Plan is solving these problems in the industry and realizing this opportunity by creating a scalable coaching platform. By making coaching more efficient, which enables us to lower the cost, we can expand the market. A-Plan has created a standardized and holistic method so that individuals and teams across organizations can share consistent tools, language and approaches. From a tech standpoint, we have created a simple yet powerful app with video conferencing, text chat, time stamped session notes, notifications, client management tools and more. In order to ensure the impact, A-Plan has designed ways to track and measure the effectiveness of the coaching because we know that the tracking of ROI is critical for our customers.

So far, with limited marketing, we've secured and retained 6 corporate clients along with dozens of individuals from smaller companies – representing over $60k in monthly recurring revenue.

Gallery




A-Plan Coaching for SeedInvest

Public Overview Video.

The Team

Founders and Officers



Michael Counts
FOUNDER

Michael is a serial entrepreneur whose focus for 20 years has been user experience across a wide range of businesses including mobile tech, live entertainment, tourism, opera and live concerts, immersive and transportive experiences, and the application of emerging technologies to all of the above.

PROFILE MENU



Sara Ellis Conant

CEO

Sara is a coaching pioneer with 20 years experience. Following her BA and MBA from Stanford, she managed the corporate responsibility services at Deloitte Consulting from inception to $150 million annual revenue. She and her team currently coach many individuals and organizations including Google, City of San Francisco, and Tides Foundation.

Key Team Members



Molly odau

Head of Operations



Lawrence Ellis

Head of Business Development



Max Silverman

Operations Manager

Notable Advisors & Investors



David Wise

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Overview

The Team

Term Sheet

Investor Perks

Market Lan sca e

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Karin Gornick



Jessica Rolph



Scott Cohen



Michael Solomon

Advisor, Advisor



Holly Grant

Advisor, Advisor



Scott Cohen

Advisor, Advisor

P OFILE MENU

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Dave Ellis

Advisor, Advisor, Coach Training

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $700,000
Minimum investment:	US $1,000
Target Minimum:	US $350,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $10,000,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While A-Plan Coaching, LLC has set an overall target minimum of US $350,000 for the round, A-Plan Coaching, LLC must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to A-Plan Coaching, LLC's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

PROFILE MENU

If Minimum Amount Is Raised


Technology and Design
Sales and Marketing
Training and QA/QC
Operations

If Maximum Amount Is Raised


Technology and Design
Sales and Marketing
Training and QA/QC
Operations

Investor Perks

$ 0,000-$49,999 | 1 month of free A-Plan Coaching

$50,000-$99,999 | 3 months of free A-Plan Coaching

$100,000+ | 6 months of free A-Plan Coaching

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Market Landscape


$20 000 000 000
$15 000 000 000
$10 000 000 000
$5 000 000 000
$0
2016
2017
2018
2019

The global market for business coaching has grown immensely in the last four years and further growth is expected in the coming years based upon the increasing need for the optimization and retention of human capital. The $3 billion market shown in 2016 was itself a 2500% increase since 1999, when the industry was just beginning to take shape. As coaching now emerges as a primary resource for personal and professional Learning and Development (L&D), global growth and segmentation of the market is also expected. Additionally, a consolidation of the industry as the larger global business consultancies seek to dominate the market after having largely disregarded the service due to thinner margins, relative to traditional consulting.

The introduction of high quality scalable solutions, like A-Plan, will open the market to the large global benefits providers. Currently, business coaching is not viewed as a professional preventive or wellness benefit though that is beginning to change. As these two trends (scalability and the need for solutions to the problem of chronic stress in the workplace) merge, the opportunity for companies like Met Life, that touches 90 million employees of their client companies around the world, will further expand the market for business coaching. At present, the cost of workplace stress is over $300 billion in the US alone.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The business coaching market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2020. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on their business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive business coaching space. Additionally, the product may be in a market where customers will not have brand loyalty.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by businesses and individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

The Company's cash position is relatively weak. The Company currently has only $24,454.57 in cash balances as of February 28, 2020. This equates to about one month of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $78,711, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of membership units, its ability to commence profitable sales of its flagship services, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has conducted related party transactions. During the years ended December 31, 2019 and 2018, a member of the Company advanced funds for operations. These advances are non-interest bearing and have no maturity date. At December 31, 2019 and 2018, the amount of related party advances outstanding is $0 and $29,137, respectively.

The Company has not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company is overdue on its 2017 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalty and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even though the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

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General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

epresentatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

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Miscellaneous (3 files)

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under egulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is eg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in A-Plan Coaching, LLC

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by A-Plan Coaching, LLC. Once A-Plan Coaching, LLC accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to A-Plan Coaching, LLC in exchange for your securities. At that point, you will be a proud owner in A-Plan Coaching, LLC.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, A-Plan Coaching, LLC has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now A-Plan Coaching, LLC does not plan to list these securities on a national exchange or another secondary market. At some point A-Plan Coaching, LLC may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when A-Plan Coaching, LLC either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is A-Plan Coaching, LLC's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the A-Plan Coaching, LLC's Form C. The Form C includes important details about A-Plan Coaching, LLC's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck

a)plan COACHING

Transforming organizations by EMPOWERING INDIVIDUALS.

INVESTOR PRESENTATION | February 2020

a-plancoaching.com

a)

This presentation contains offering materials prepared solely by A-Plan Coaching, LLC. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

WHO WE ARE

Coaching for EVERYONE.™

Transforming organizations by EMPOWERING INDIVIDUALS.

Our mission is to coach the whole person because we know that thriving, fulfilled employees create successful organizations.

a)plan is an optimized, transformitive and completely scalable method of coaching.

Our highly effective process is amplified by decades of experience, a simple yet powerful smartphone app, meaningful content curation & key metrics, weekly one-on-one video sessions and our hand-selected team of specialized and insightful coaches.

We provide life-altering, lasting results in all areas of interest – personally and professionally.

a-plancoaching.com


OUR PILLARS
a)
CREATIVITY | COMMUNICATION | GIVING & RECEIVING FEEDBACK| ENGAGEMENT | WORK/LIFE BALANCE | VISIONING | EFFECTIVENESS | GOAL SETTING | PRIORITY MANAGEMENT | MINDFULNESS | HEALTH & WELLNESS | EMOTIONAL INTELLIGENCE | FULFILLMENT
Unlock your team's personal potential.
a-plancoaching.com

Leadership Partners

A user tested vision created by a client and his coach.



MICHAEL COUNTS
FOUNDER

Michael is a serial entrepreneur whose focus for the last 20 years has been User Experience across a wide range of business sectors including mobile tech, live entertainment, tourism, opera and live concert experiences, immersive and transportive experiences, and the application of emerging technologies to all of the above.



SARA ELLIS CONANT
CO-FOUNDER | CEO | COACHING PIONEER

Sara is a coaching pioneer with 20 years experience. Following her BA and MBA from Stanford, she managed the corporate responsibility services at Deloitte Consulting from inception to $150 million annual revenue. She and her team currently coach many individuals and organizations including Google, City of San Francisco, and TidesFoundation.

Leadership Team



MOLLY RODAU
HEAD OF OPERATIONS

Molly has spent the past decade working as a business leader, facilitator, consultant, coach and strategist with the goal of helping people, teams and movements own their stories, build intentional and holistic leadership practices, and create lasting change in their lives. Molly previously co-founded and led Coro Partners, a leadership development consulting practice in NYC, where she is now Senior Faculty.



LAWRENCE ELLIS
HEAD OF BUSINESS DEVELOPMENT

Lawrence brings 25 years experience as an executive and leadership coach and has served in several leadership, consulting and coaching roles across sectors. He was as a director with one of the oldest change-leadership consulting firms in the US, Interaction Associates; and is a producer of films and global tele-summits on sustainability.



DAVE ELLIS
COACH TRAINING

Dave Ellis is a master coach, teacher and best-selling author. He wrote Becoming a Master Student, which was the best-selling college textbook in America for over 20 years, and Life Coaching: A Manual for Helping Professionals that is used in many coach training programs. As one of the founders of the coaching movement in America, he started one of the first International Coach Federation fully accredited training programs.

OUR PROCESS

Our unique a)pproach

STEP 01

vision

Identify personal short and long term goals in all areas of life and work.



STEP 02

map

Brainstorm a MAP(Multiple Action Plan) of innovative ways to achieve all individual goals.





STEP 03

act

Commit to new behaviors and habits for improved effectiveness and fulfillment.


a)

3-STEP MAP COACHING METHOD



The Roadblocks

Client Pain points

"The price of coaching means only executives can afford it."

"Our employees want more feedback & career development."

"We want proven coaching methods with measurable ROI."

Coach concerns

"I want to spend my time coaching, not selling and invoicing."

"How can I share best practices with other coaches?"

"I'm using 10 different apps to deliver my coaching."

The Solution

Better coaching at accessible prices optimized by technology.

BETTER: a proven, standardized method used by the best coaches

ACCESSIBLE PRICES: due to increased efficiency and scale

TECHNOLOGY: streamlined delivery and increased engagement



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01.

VALUE PROPOSITION 01.

for Organizations

- Executive benefits accessible to all
- Proven results and measurable ROI
- Improved performance, innovation, engagement, and retention

a)

a-plancoaching.com





VALUE PROPOSITION 02.

for Individuals

- Easy-to-use, highly effective, time efficient coaching
- Increased fulfillment, productivity, happiness, and wellbeing
- App makes habit change easy and lasting

a)

a-plancoaching.com

03.

VALUE PROPOSITION 03.

for Coaches

- Focus on coaching not on marketing, sales, and administration
- More clients
- Stable income
- Streamlined technology
- Standardized method

a)

a-plancoaching.com



Discussion Outline
85.00%

Market Forces

Projected growth in coaching consumers by 2020

Assumes an average of 20 clients per coach



45K
100K
225K
500K
950K
1.7M
2000
2005
2010
2015
2020

- 40% of Fortune 500s provide coaching for employees (usually execs)*
- 2500% growth from 2,100 coaches in 1999 to over 53,000 in 2017*
- Millennial employees demand mission and meaning
- Employers need to prioritize learning and development to stay competitive

**Source: The International Coaching Federation (ICF)*

Competitive Highlights

	 a)plan COACHING	Traditional Executive Coaching	 coach.me	BetterUp	lyra
Mobile coaching	●		●	●	●
Live coaching	●	●		●	●
Accessible pricing	●		●		●
Flexible contract periods	●				
Coaches accessible between sessions	●	●	●	●	
Coaches average 10+ years experience	●	●			
Standarized, proven coaching method	●				
Proprietary integrated technology platform	●		●	●	●
Client community & Curated Content	●				

Competitive Landscape



Butterfly.ai
Pocketcoach
Imperative.
coach.me



a)plan
COACHING



WILDSPARQ



BetterUp
guided>

EXECUTIVE COACHES

LOW$
PRICE
HIGH$

LOW TOUCH/TECH ONLY
HIGH TOUCH/LIVE COACHING
LEVEL OF SERVICE


a)plan COACHING

Our Progress

SINCE 2018 FOUNDING

25+ coaches trained and serving 200 users

Dave Ellis (coaching industry founder) leading coach training

$60K Average Monthly Revenue

Six corporate clients (City of San Francisco, Long Term Stock Exchange, MetLife, Nike, Google and Tides Foundation)

By Q2 expect 250 total users and 2 more corporate clients

Financial Forecast

10 year financial forecast assumptions

USER ACQUISITION ASSUMPTIONS

- Initial focus on verticals of Healthcare, Wellness, and Impact/ Non-Profit
- Later broaden beyond low-hanging-fruit

PRICING ASSUMPTIONS

- 3 tiers based on average number of clients (5, 25, and 100)
- Monthly fee of $500-1000/client for weekly 30 min video sessions + ongoing app connection

REVENUE ASSUMPTIONS

- Churn rate of 5%-15% per month; varies by tier

EXPENSE ASSUMPTIONS

- 50% of gross revenue paid to coaches
- 5 FTEs in Month 1, growing to 15 by Month 12
- Significant investment in tech,marketing, and account management
- 8% profit sharing for founding coaches capped at $20k/ month/coach until 5% overall pool exceeds $80k

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Financial Forecast

3 year financial forecast

3 YR P&L	2020	2021	2022
Gross Revenue	2,395,100	12,075,000	37,906,000
Fees to Coaches	1,083,550	5,752,500	18,668,000
Operating Expenses	1,166,532	4,566,307	7,770,953
Total Expenses	2,250,082	10,318,807	26,438,953
NET INCOME	**145,018**	**1,756,193**	**11,467,047**



Gross Revenue
Fees to Coaches
Operating Expenses
Net Income
2,395,100
1,083,550
1,166,532
145,018
12,075,000
5,752,500
4,566,307
1,756,193
37,906,000
18,668,000
7,770,953
11,467,047
2020
2021
2022

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Metrics for success

FOR a)plan COACHING


Monthly active users


Client retention & churn


Referral rates


Lifetime customer value


Percentage of users who are customers

FOR OUR CUSTOMERS


Talent retention


Employee engagement


Employee satisfaction


Progress toward coaching goals

Our difference



TRADITIONAL COACHING

- Monthly sessions by phone/video = only point of contact
- Little to no engagement between sessions
- Focused on a problem or skill need; punitive
- Last-gen materials and disparate tools
- Hourly pricing for short-term contracts
- Priced at $250-$1000+ per hour
- High variability in methods and tools
- Isolated service outside of daily life and work



a)plan COACHING

- Daily **engagement** + weekly sessions = increased impact
- App captures client **progress** and keeps intentions active
- Focused on improving **effectiveness** in all areas; perk!
- **Next-gen tools**, tech and science
- Monthly pricing for an **ongoing service** = stickiness
- Improved **efficiency** for coaches = lower pricing
- Consistent method and tools enables **scalability**
- Includes events, **community** and curated content

The a)plan coaching app

Coaching + Technology



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a)
WE EMPOWER INDIVIDUALS.
We offer clients a time efficient, easy to use, simple coaching method that increases overall fulfillment, productivity, happiness, and general wellbeing.
a-plancoaching.com
Vision
Identify short and long term goals in all areas of life and work.

- Smartphone access and personal content = daily engagement
- Ongoing exercises = new habit formation
- Goals reinforced through visibility and prioritization
- Text with coach
- Data capture assesses impact of coaching
- Coaching goals co-designed by employee, organization, and **a-plan**

a)plan Coaching features a smart phone app that keeps clients engaged between sessions, tracks progress and increases the impact and value of the coaching.

Our Ecosystem
















AI Data Capture to Show Trends

Free Personal Growth Content

Custom App to Track Goal Progress

One-on-One Weekly Video Coaching

Community: Online and Events

Personalized Curated Content

Marketplace to Pair Coaches and Clients

a)plan COACHING

Client Survey Results

94%

identified important goals
and increased fulfillment

71%

achieved significant
progress toward goals

76%

increased motivation
by tracking progress
toward goals

57%

improved their mood
by keeping a gratitude
list in the app

100%

would recommend **a)plan**
to a friend or colleague

Coaching Team

Our team and those we serve reflect every form of diversity, because making coaching for all includes every one.

We understand that differences are powerful tools that can be used to strengthen the whole.



SARA – LEAD COACH
- Leadership & Organizational Development
- Effective Communication
- Work-Life Alignment



BRIAN
- Leadership & Organizational Development
- Strategic Thinking/Planning
- Effective Communication



JOANNE
- Interpersonal Relationships
- Personal Growth and Development
- Strategic Thinking/Planning

AJAY
- Transformational Leadership/ Self development
- Organizational/Strategic Development
- Cultural Innovation

JILL
- Work-Life Alignment
- Leadership / Strategic Planning
- Personal Growth

PETER W
- Career pivots
- Parenting and life-work balance
- Cultivating joy, reducing suffering

GERAMY
- Whole Life Coaching
- Leadership Coaching
- Health & Wellbeing







COLLIN
- Personal Growth
- Self Confidence
- Work-Life Balance



AMY C.
- Leadership & Executive Development
- Organizational Systems Change and Transformation
- Transformative Learning, Somatics & Decolonizing Pedagogy

PETER
- Personal Growth
- Leadership Development
- Health, Wellness, Mindfulness





LAWRENCE
- Transformational Leadership
- Environmental and Social Change
- Organizational

KIRSTEN
- Ideas to Action for Entrepreneurs and Creatives
- Leading and Living with Purpose
- Work-Life Alignment





DENISE
- Mindfulness & Emotional Intelligence
- Leadership & Organizational Development
- Relationship & Communication



DEBBIE
- Learning and Design Challenges
- Leadership and Management
- Entrepreneurship and Innovation



PAOLA
- Mindfulness & Emotional Intelligence
- Work - Life Balance
- Personal Growth

a)

"I was in a place where I was over-stressed, over-frustrated and didn't feel like I had a champion and impartial advocate and partner. a)plan filled those spaces wonderfully. This has been one of the best experiences in my professional life."

– MICHAEL, NONPROFIT EXECUTIVE

"Coaching is a valuable way to actualize potential and maximize impact. I'm grateful that my company continues to invest in the service."

- ASHLEY, HEAD OF HR

"I love that more staff have the opportunity to receive coaching. I really value and appreciate a)plan's methods, approach and tools."

- LISA, COMMUNICATIONS DIRECTOR

"I am a first time founder and I knew there were going to be challenges on the people side of my company ... I was really impressed with how impactful coaching could be. Ultimately I learned that the personal and professional are inextricably linked."

- ARTURO E., VENTURE BACKED FOUNDER

---

a-plancoaching.com

a)plan COACHING

Coaching for EVERYONE.™

Transforming organizations by EMPOWERING INDIVIDUALS.

a-plancoaching.com

EXHIBIT E

Video Transcript

Exhibit E: Video Transcript

A-Plan Coaching SeedInvest 2020
https://www.youtube.com/watch?v=yrleOzKzs-k&feature=emb_title

[Video Excerpt from TED – Ideas worth spreading]:
Bill Gates:
Everyone needs a coach. We all need people who will give us feedback. That's how we improve.

[Video Except from Fortune]:
Eric Schmidt:
Every famous athlete, every famous performer has somebody who's a coach, somebody who can watch what they're doing and say... is that you really meant? Did you really do that? They can give them perspective, but one thing people are never good at is seeing themselves as others see them. A coach really, really helps. Our board member in 2002 John Doar said, "you need a coach" and I said, "well I don't need a coach, I'm an established CEO, why would I need a coach – is something wrong?" He said, "no, no, no you need a coach. Everybody needs a coach." So Bill Campbell become my coach and it served Google very well.

[On Screen]
a)plan coaching
Transforming organizations by empowering individuals

Sara:
Everyone needs a coach. We agree. I'm Sara

Michael:
And I'm Michael

Sara:
And we're the founders of A-Plan Coaching.

Michael:
Our vision is to take coaching, which is a resource already used at the highest levels of 40% of Fortune 500 companies and a growing number of leading businesses and start-ups...

Sara:
...and make it available at more levels of more companies in more industries and markets.

Michael:
We're creating a scalable solution by making coaching more efficient, which enables us to lower the cost.

[On Screen]:
Our Process
Our unique a)pproach
Step 01: vision – Identify personal short and long term goals in all areas of life and work
Step 02: map – Brainstorm a MAP (Multiple Action Plan) of innovative ways to achieve all individual goals
Step 03: act – Commit to new behaviors and habits for improved effectiveness and fulfillment

Sara:

We've created a standardized and holistic method so the individuals and teams across organizations can share consistent tools, language, and approaches.

Michael:
We've created a simple yet powerful app with video conferencing, text chat, time stamped session notes, notifications, client management tools and more

[On Screen]:
Metrics for success:
For a)plan coaching: monthly active users, client retention& churn, referral rates, lifetime customer value, percentage of users who are customers

For our customers: talent retention, employee engagement, employee satisfaction, progress toward coaching goals

a)plan coaching Client Survey Results
94% identified important goals and increased fulfillment
71% achieved significant progress toward goal
76% increased motivation by tracking progress toward goals
57% improved their mood by keeping a gratitude list in the app
100% would recommend a)plan to a friend or colleague

Sara:
We've designed ways to track and measure the impact of coaching, because we know that the tracking of ROI is critical for companies.

Michael:
We've created accessible messaging and branding...

Sara:
And we've created a culture of knowledge sharing, professional development and continuous growth.

Michael:
So far, with virtually no sales effort or marketing we've secured and retained 6 corporate clients – and dozens of individuals from smaller companies – which represents over $60k in monthly recurring revenue

[On Screen]:
Tides: A Force for Social Good
Google
Metlife
Stanford University
Seal of the City and County of San Francisco
The Long-Term Stock Exchange
$60k MRR

Sara:
We've gone from 5 founding coaches to 30

[On Screen]:
Headshots of Coaches
Headshot of Management Team

Michael:
We've attracted a top management team...

Sara:
...As well as an advisory board representing several leading tech startups in NY and the San Francisco Bay Area

[On Screen]:
New Lab
Long Term Stock Exchange
10X Tech Genius On Demand
Personal Zen

Michael:
...and we've continued to refine the A-Plan App and the future vision for its functionality –

Sara:
83% of US workers suffer from work-related stress – which last year cost businesses over $300 billion

Michael:
The demand for coaching has been growing exponentially, a recent Gallup Poll of more than 150,000 people worldwide, revealed that only 13% of employees feel

[On Screen]:
Market Forces
Projected growth in coaching consumers by 2020
Assumes an average of 20 clients per coach
Graph of market growth
- 40% of Fortune 500s provide coaching for employees (usually execs)
- 2500% growth from 2,100 coaches in 1999 to over 53,000 in 2017
- Millennial employees demand mission and meaning
- Employers need to prioritize learning and development to stay competitive

Sara:
This isn't just a problem for upper management. This is a fundamental issue that needs a scalable solution.

[On Screen]:
Our Ecosystem:
AI Data Capture to show trends
Free personal Growth Content
Custom App to Track Goal Progress
One-on-One Weekly Video Coaching
Community: Online and Events
Personalized Curated Content
Marketplace to Pair Coaches and Clients

Michael:
Business coaching is a $19 billion market today and we believe the industry is just now getting to the base of an exponential curve

[On Screen]:
The Coaching Market
2500% Growth in number of coaches worldwide since 1999
Market Graph
53K Coaches: ICF Registered Coaches grew from 2,100 in 1999 to over 53,000 in 2017 – serving just over 1 million people.
$19 Billion: Global market for business coaching
2500% Growth: Coaching market has grown 2500% with customers expected to reach 2 million by 2020
40% F500: 40% of all Fortune 500 companies today provide coaching for their employees usually just upper management
87% Engaged: Gallup reports that only 13% of employees worldwide feel engaged, involved, enthusiastic, or committee to their work and workplace

Financial Forecast
3 year financial forecast
3 year financial forecast chart

Sara:
This is just the beginning.

Michael:
Our ultimate goal is 10,000 coaches serving 300,000 people in 100 markets around the world

Sara:
...which would generate $1.8 billion in gross revenue

Michael:
Everything we've done so far, we've done with our own money and sweat equity. Our next step towards that ultimate goal is raising our first outside capital.

Sara:
...which, combined with our revenue and projected growth, will get us to the next level as we democratize coaching.

Michael:
We hope you'll join us as investors...

Sara:
...and clients.

Michael:
Everybody needs a coach.

[On Screen]:
The a)plan coaching app
Coaching + Technology
- Smartphone access and personal content = daily engagement
- Ongoing exercises = new habit formation
- Goals reinforced through visibility and prioritization
- Text with coach
- Data capture assesses impact of coaching

- Coaching goals co-designed by employee, organization, and A-Plan